UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2010 FOURTH QUARTER RESULTS

UNDER IFRS

•

Resilient operating profitability despite sharp revenue drop

o

Negative economic environment impacting all segments and all countries

•

Net loss in quarter on pension charge, RomTelecom impairment

•

Strong operating cash flow, lower capex

•

€1.4bn refinancing successfully completed in February

ATHENS, Greece – February 25, 2011 – Hellenic Telecommunications Organization SA     (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, today announced audited consolidated results (prepared under IFRS) for the quarter and twelve months ended December 31, 2010:

(€ mn)	Q4’10	Q4’09****	% Change	12M’10	12M’09****	% Change
Revenues*	1,330.4	1,518.4	-12.4%	5,482.8	5,958.9	-8.0%
Other income/ (expense), net*	2.3	7.9	-70.9%	37.0	27.9	+32.6%
EBITDA**	311.0	511.1	-39.2%	1,747.9	2,198.3	-20.5%
as % of Revenues	23.4%	33.7%	-10.3pp	31.9%	36.9%	-5.0pp
Pro forma*** EBITDA	446.3	514.6	-13.3%	1,919.4	2,168.0	-11.5%
as % of Revenues	33.5%	33.9%	-0.4pp	35.0%	36.4%	-1.4pp
Operating Income	(224.2)	196.0	-	384.9	1,043.0	-63.1%
Net Income/(loss)	(91.7)	(29.0)	-	39.6	410.9	-90.4%
Basic EPS (€)	(0.1871)	(0.0592)	-	0.0808	0.8383	-90.4%
CAPEX	183.8	253.2	-27.4%	751.1	890.9	-15.7%
Cash flows from operations	432.2	404.5	+6.8%	1,110.4	1,418.0	-21.7%

* Certain reclassifications have been made for presentation purposes (See Exhibit IX)

** See Exhibit VIII

*** Excluding impact of Voluntary Retirement Programs

**** Adjusted due to change in accounting policy (See Exhibit IX)

Commenting on OTE’s performance in the fourth quarter and full year, Michael Tsamaz, Chairman & CEO, said:  “In 2010, facing unprecedented obstacles,  OTE Group managed to contain the drop in its operating profitability and cash flow, using every lever under our control.  Net income, however, was impacted by asset write-downs and additional early retirement costs.”

Mr. Tsamaz added:  “In 2011, we will make every effort to enable OTE to slow down the pace of revenue and profitability decline and make progress towards achieving our longer-term objective of creating durable shareholder value.  We will use our proven experience to start the transformation of OTE into an efficient company.  I have initiated the restructuring of the first level of management in an effort to create a new winning team for both OTE and Cosmote.  Our main aims will be customer experience, integrated and innovative products and services, and redesigning our processes.  Although this is going to be a very difficult task considering the internal and external environment, I am confident that we will succeed in making OTE a high performing company.”

FINANCIAL HIGHLIGHTS

BREAKDOWN OF GROUP REVENUES

(€ mn)	Q4’10	Q4’09	% Change	12M’10	12M’09	% Change
Fixed Line Operations, Greece	521.7	619.7	-15.8%	2,169.8	2,412.4	-10.1%
Fixed Line Operations, Romania	170.1	191.5	-11.2%	716.9	782.5	-8.4%
Mobile Operations, Greece	424.5	512.4	-17.2%	1,794.1	1,989.2	-9.8%
Mobile Operations, International	252.1	262.0	-3.8%	1,003.1	1,046.7	-4.2%
Others	112.4	109.7	+2.5%	449.1	416.7	+7.8%
Intragroup Eliminations	(150.6)	(176.9)	-14.9%	(650.2)	(688.6)	-5.6%
TOTAL	1,330.4	1,518.4	-12.4%	5,482.8	5,958.9	-8.0%
Other income/ (expense), net*	2.3	7.9	-70.9%	37.0	27.9	+32.6%

* Starting Q2’10, this new line contains items that are not included in revenues and in operating expenses

The challenging economic situation and deteriorating consumer environment, across all countries in which it operates, continued to impact the activities of the OTE Group, which experienced a revenue decline of 12.4% in Q4’10. On a comparable basis (i.e. excluding Q4’10 revenues of Zapp in Romania), Group revenues were down by 12.8% compared to Q4’09. Affected by a GDP contraction of 6.6% on an annualized basis, in the fourth quarter, the Group’s revenues in Greece declined sharply, both in fixed-line and in mobile telephony, while in Romania fixed-line revenues also recorded a double-digit drop. International mobile revenues proved somewhat more resilient.

Total Operating Expenses, excluding depreciation, amortization & impairment, as well as charges related to voluntary retirement programs, amounted to €886.4mn in Q4’10, decreasing by 12.4% from the comparable 2009 quarter, in line with the decrease in revenue. The decrease reflects lower charges from domestic telephony operators, lower costs of telecommunications equipment as well considerable cost-containment efforts in all operations, leading to lower personnel and other expenses.

An additional charge of €129.8mn related to OTE’s 2005-06 Voluntary Retirement Scheme was mandated by the Greek government and taken in Q4’10; OTE is challenging this decision.

Depreciation and amortization (including impairment) posted a sharp increase primarily reflecting an impairment charge of €244.5mn at RomTelecom with respect to the recoverable values of its property, plant and equipment. The total effect of this impairment on OTE Group net results, after write-offs taken at OTE Group level in prior years, as well as taxes and minorities, amounted to  €77.6mn.

The Group posted a net loss of €91.7mn for the quarter, reflecting the two abovementioned extraordinary charges, partly offset by a  €30.1mn reversal related to the special contribution tax, following clarifications by the Greek Ministry of Finance that the tax on dividend income received from the profits of subsidiaries on which a special contribution has already been charged, should be refunded.

Capital expenditures decreased by 27.4% in Q4’10 compared to Q4’09, to €183.8mn, mainly due to lower investments in fixed-line operations in Romania and mobile operations in Greece. Total CAPEX as a percentage of Group revenues in Q4’10 was 13.8%, as compared to 16.7% in Q4’09. Capital expenditures in Greek fixed-line, Romanian fixed-line, and mobile operations amounted to €74.3mn, €24.5mn and €72.2mn, respectively.

During the quarter the Group generated €432.2mn in operating cash flow, the best performance in eight consecutive quarters, reflecting positive working capital movements, lower interest and income taxes paid.

OTE Group debt outstanding breaks down as follows:

(€ mn)	Dec 31,2010	Sep 30,2010	% Change	Dec 31, 2009	% Change
Short-Term:
-Bank loans	5.6	4.5	+24.4%	3.3	+69.7%
Medium & Long-term:
-Bonds	4,781.1	4,822.4	-0.9%	4,876.5	-2.0%
-Bank loans	513.1	513.2	0.0%	542.1	-5.3%
Total Indebtedness	5,299.8	5,340.1	-0.8%	5,421.9	-2.3%
Cash and Cash equiv.	1,004.3	794.9	+26.3%	868.8	+15.6%
Net Debt	4,295.5	4,545.2	-5.5%	4,553.1	-5.7%

1.

FIXED LINE OPERATIONS, GREECE

ACCESS LINES & TRAFFIC STATISTICS

	Dec 31, 2010	Dec 31, 2009	% Change
PSTN connections	3,378,086	3,787,132	-10.8%
ISDN connections (BRA & PRA)	478,708	523,046	-8.5%
ISDN (64kb equivalent channels)*	1,104,668	1,205,048	-8.3%
Total PSTN & ISDN connections	3,856,794	4,310,178	-10.5%
Wholesale line rental connections	71,883	42,405	69.5%
Total PSTN & ISDN channels	4,482,754	4,992,180	-10.2%
ADSL subscribers	1,154,322	1,123,764	2.7%
ADSL active subscribers (new reporting)**	1,149,162	1,112,778	3.3%
IPTV Subscribers	50,038	16,075	211.3%
Unbundled local loops	1,414,203	1,020,167	38.6%
Unbundled local loops (new reporting)***	1,379,748	987,301	39.7%

(min, mn)	Q4’10	Q4’09	% Change
Local	2,219.3	2,531.0	-12.3%
National Long-distance	413.1	477.4	-13.5%
International Long-distance	63.4	62.1	2.1%
Fixed-to-Mobile	319.6	386.9	-17.4%
Special Calls	31.2	34.3	-9.0%
Total Voice traffic	3,046.6	3,491.7	-12.7%
* Each ISDN BRA connection consists of 2×64Kbps channels, while each ISDN PRA connection, consists of 30×64Kbps channels.
** OTE ADSL active subscribers (excluding subscriptions sold but not activated yet)
*** Active unbundled local loops (excluding ULL pending activation)

Note:  From Q1 2011, to harmonize access line data with those utilized by the Greek regulatory authorities, OTE will report data based on the total number of ISDN connections rather than on channel equivalents.  The corresponding total is provided above under “Total connections”.

In the fourth quarter of 2010, the rate of line losses experienced by OTE’s fixed-line operations in Greece further deteriorated compared to the levels recorded in prior quarters, reflecting the continuing impact of the difficult economic environment on businesses as well as consumers.   Nearly 134,000 OTE PSTN connections and ISDN channels were disconnected in the quarter as customers adjusted their spending across all categories and switched to competitive offers that OTE is precluded by the Regulator from matching.  Total connections decreased by nearly 119,000, or nearly 3%, during the quarter, bringing total net disconnections for the year to 10.5%.

The total Greek ADSL market exceeded 2.5 million subscribers, as of the end of December 2010, as compared to more than 2.1 million at 2009 year end.  During the quarter, total market net additions amounted to nearly 113,000, while OTE recorded a net increase of over 15,000 ADSL subscribers, as the Company was able to reverse the downtrends recorded in the prior quarter thanks to active marketing and advertising campaigns by OTE itself and by associated retail networks. The Greek regulator estimates that voice-only service accounts for approximately 20% of all LLU subscriptions in the country.

OTE signed up an additional 10,000 IPTV subscribers during the quarter, bringing the total to over 50,000. OTE is in the process of enhancing content of its platform and preparing for the launch of Satellite TV service to expand its addressable market.

Reflecting further delays and additional hurdles in securing regulatory approval for new products, as well as the emergence of new competition focusing on the Athens region, OTE was affected once again, during the fourth quarter, by a lack of cost-effective solutions. In early December, the Company finally received regulatory clearance for a €20 monthly bundle combining local, domestic long-distance and mobile minutes together with the line-rental charge. Early take-up of this package is encouraging.

SUMMARY FINANCIAL DATA

(€ mn)	Q4’10	Q4’09**	% Change	12M’10	12M’09**	% Change
Revenues	521.7	619.7	-15.8%	2,169.8	2,412.4	-10.1%
- Basic Monthly Rentals	119.1	136.8	-12.9%	500.9	566.9	-11.6%
- Fixed-to-fixed calls	85.1	110.9	-23.3%	357.1	415.7	-14.1%
- Fixed-to-mobile calls	28.3	42.1	-32.8%	120.0	174.8	-31.4%
- International	33.9	46.5	-27.1%	148.6	183.3	-18.9%
- Other	255.3	283.4	-9.9%	1,043.2	1,071.7	-2.7%
Other income/ (expense), net	(2.5)	0.8	-	12.5	2.3	+443.5%
EBITDA	14.2	187.3	-92.4%	516.4	770.1	-32.9%
as % of revenues	2.7%	30.2%	-27.5pp	23.8%	31.9%	-8.1pp
Pro Forma EBITDA*	149.0	187.3	-20.4%	661.1	731.2	-9.6%
as % of revenues	28.6%	30.2%	-1.6pp	30.5%	30.3%	+0.2pp
Operating Income (EBIT)	(79.3)	82.1	-	142.2	345.7	-58.9%
Voluntary Retirement costs/(reversals)	134.8	0.0	-	144.7	(38.9)	-
Depreciation & Amortization	93.5	105.2	-11.1%	374.2	424.4	-11.8%

* Excluding impact of Voluntary Retirement Programs

** Adjusted due to change in accounting policy (See Exhibit IX)

In the business segment, notwithstanding the difficult economic environment affecting all categories of customers – and notably small- and medium-sized enterprises as well as the public sector –, OTE fixed-line ended the year on a relatively satisfactory performance. In the data market, the Company’s customer-retention initiatives continued to bear fruit, as it was able to leverage its nationwide coverage and technological lead. Further growth was once again recorded in IP VPN solutions, though frequently replacing higher-margin leased-line services. OTE won several large multi-year contracts with major organizations in industries where speed and security of data communications are mission critical.

The pressure on voice services continued to gain momentum, reflecting business closures and efforts by business customers of all sizes to rationalize their line portfolios.  In addition, in the SME segment, OTE’s penetration remains affected by similar regulatory obstacles as in the residential market.

2. FIXED LINE OPERATIONS, ROMANIA

SUMMARY FINANCIAL & ACCESS LINE DATA

	Dec 31, 2010	Dec 31, 2009	% Change
Fixed Telephony Lines	2,603,983	2,764,234	-5.8%
DSL & wireless data subscribers	1,013,445	824,066	+23.0%
TV subscribers (DTH & IPTV)	1,053,627	911,040	+15.7%

(€ mn)	Q4’10	Q4’09	% Change	12M’10	12M’09	% Change
Revenues	170.1	191.5	-11.2%	716.9	782.5	-8.4%
Other income/ (expense), net**	5.6	6.8	-17.6%	28.3	25.2	12.3%
EBITDA	31.9	50.6	-37.0%	154.7	252.5	-38.7%
as % of revenues	18.8%	26.4%	-7.6pp	21.6%	32.3%	-10.7pp
Pro Forma EBITDA*	32.4	54.0	-40.1%	178.9	261.0	-31.5%
as % of revenues	19.0%	28.2%	-9.2pp	25.0%	33.4%	-8.4pp
Operating Income (EBIT)	(270.3)	(25.5)	-	(292.1)	(24.6)	-
Voluntary Retirement costs/(reversals)	0.5	3.6	-87.5%	24.2	8.6	181.4%

* Excluding impact of Voluntary Retirement Programs

** The amount was previously reported in revenues

In the fourth quarter, decreasing household income, higher value added tax and rising unemployment, as well as a higher than expected rate of inflation, continued to negatively impact the Romanian consumer environment. In this difficult environment, RomTelecom’s revenues dropped by 11.2% in Q4’10 compared to the previous year.

The revenue decline in the quarter primarily reflected an 18.5% decrease in PSTN services, as a combined result of a 12.6% ARPU drop and a 6.8% line loss compared to Q4’09.

RomTelecom continued to implement a strategy aiming at offsetting lower voice revenues through attractive broadband and television offerings. New promotions were made available in the period to stimulate growth. Compared to the end of Q4’09, the total number of broadband customers rose by 23%, while TV subscribers increased by nearly 16% to pass the one million mark. As a result, penetration of all RomTelecom voice clients reached 39% in broadband and 40% in television services. As of December 31, 2010, the total number of revenue-generating units (RGUs, defined as voice, broadband and TV subscriptions) had risen by 4.0% compared to the prior year, to nearly 4.7 million.

The newly deployed CDMA network enabled the company to capture wireless broadband market share, cumulating 62,112 RGUs (voice & broadband) at the end of Q4’10.

To deal with a slowdown in demand for alternative products, RomTelecom pursued the implementation of its dual-brand strategy, targeting customers with special broadband requirements through a highly cost-effective solution offered under the NextGen name (Y-o-Y revenues increased by 369%  and RGUs by 374%).

As of December 31, 2010, RomTelecom’s IPTV platform with interactive Video-on-Demand capability, launched in late 2009, had attracted over 29,600 triple-play subscribers (VoIP, High-speed Internet and IPTV).

RomTelecom’s very-high-speed (20-30 Mbps) VDSL Internet service (FTTC), also launched towards the end of 2009, reached nearly 49,000 customers by the end of Q4’10, an increase of over 15,000 in the quarter. To meet growing demand for even faster Internet services, the Company introduced a cost-effective solution (FTTB) providing speeds of up to 100 Mbps in targeted areas.

Facing continued pressure on revenues, RomTelecom once again intensified initiatives aimed at holding down operating expenses. Operating expenses decreased significantly (-6.9%) in Q4’10 despite higher expenses related to TV content, notably football broadcasting rights. Payroll and benefits were down 20%, reflecting the Company’s initiatives to secure a long-term reduction in personnel expenses through improvements in its operations and voluntary leave programs.  RomTelecom group headcount was reduced by nearly 900 employees in 2010, despite the addition of about 500 employees related to the NextGen activities.

At year end, RomTelecom performed an impairment test based on a discounted cash-flow model with respect to its property, plant and equipment. This resulted in an impairment charge of €332mn, reflecting depressed economic conditions and the fixed-line industry decline.

3. MOBILE OPERATIONS

SUMMARY FINANCIAL DATA

Revenues (€ mn)	Q4’10	Q4’09	% Change	12Μ’10	12Μ’09	% Change
Greece	429.9	518.1	-17.0%	1,812.1	2,007.4	-9.7%
Albania	26.7	29.2	-8.6%	119.3	145.7	-18.1%
Bulgaria	107.0	109.7	-2.5%	423.3	461.7	-8.3%
Romania	121.5	119.3	+1.8%	468.8	437.2	+7.2%
FYROM			-		19.1	-
Intragroup eliminations	(8.3)	(1.5)	-	(26.4)	(35.1)	-
Total	676.8	774.8	-12.6%	2,797.1	3,035.9	-7.9%
EBITDA
Greece	153.2	181.6	-15.6%	667.6	741.8	-10.0%
Albania	11.4	14.4	-20.8%	58.3	84.0	-30.6%
Bulgaria	46.1	44.5	+3.6%	172.2	182.4	-5.6%
Romania	25.1	8.3	+202.4%	73.7	65.4	+12.7%
FYROM			-		2.8	-
Intragroup eliminations	(0.8)	(2.7)	-	0.2	(5.7)	-
Total EBITDA	235.0	246.1	-4.5%	972.0	1,070.6	-9.2%
Pro forma* EBITDA	235.0	246.1	-4.5%	974.6	1,070.6	-9.0%
EBITDA Margin %
Greece	35.6%	35.1%	0.5pp	36.8%	37.0%	-0.2pp
Albania	42.7%	49.3%	-6.6pp	48.9%	57.7%	-8.8pp
Bulgaria	43.1%	40.6%	2.5pp	40.7%	39.5%	1.2pp
Romania	20.7%	7.0%	13.7pp	15.7%	15.0%	+0.7pp
FYROM	-	-	-	-	14.7%	-
Total EBITDA Margin	34.7%	31.8%	2.9pp	34.7%	35.3%	-0.6pp
Pro forma EBITDA Margin*	34.7%	31.8%	2.9pp	34.8%	35.3%	-0.5pp

*Excluding impact of Voluntary Exit Scheme at Mobile Operations in Romania (Zapp)

At December 31, 2010, the mobile operations of the OTE Group counted approximately 21.0 million customers, down slightly from the prior quarter level. In markets deeply affected by the economic environment, Cosmote further improved its revenue market share in Greece and maintained its positions in Romania, Bulgaria and Albania.

MOBILE OPERATIONS, GREECE

As of the end of Q4’10, Cosmote’s total customer base in Greece amounted to 8.0 million users. The 13.3% drop in subscriber numbers compared to December 31, 2009 is primarily due to industry-wide attrition in prepaid customer numbers, reflecting the mandatory registration process introduced in late 2009.

Management estimates that the decline in the Greek market’s total mobile service revenues further accelerated in the quarter, once again impacted by a combination of unfavorable economic, regulatory and competitive factors. For its part, Cosmote recorded a service revenue decline of approximately 16% in the quarter, reflecting a nearly 27% drop in incoming revenues, primarily from termination rate cuts, while outgoing service revenues were down by approximately 14%,  chiefly due to a shift to more on-net traffic.

Cosmote is the Greek market leader in mobile broadband and recorded a 23% increase in related subscriber numbers in Q4’10 compared to the same quarter last year.

For full year 2010, blended AMOU increased by over 20% to 272.3 minutes, mostly driven by prepaid AMOU, up 30.4% as a result of attractive on-net offers. Blended ARPU for the year was €16.2, down approximately 14% from 2009, mainly reflecting lower ARPU in the prepaid segment.

MOBILE OPERATIONS, ALBANIA

In Q4’10, AMC’s total customer base reached approximately 2.0 million, an increase of nearly 6% compared to the end of Q4’09.

AMC’s revenues and EBITDA margin in the quarter were negatively impacted by regulation affecting both wholesale and retail tariffs, as well as  price erosion due to intense competition and difficult economic circumstances.

MOBILE OPERATIONS, BULGARIA

Globul’s postpaid customer base increased by over 7% from Q4’09 to a total of 2.3 million, or 58% of its total customer base. Mirroring general trends in the country, Globul has continued migrating prepaid customers to postpaid through innovative offers and this, together with mandatory registration of prepaid subscriptions, has led to a decrease in the prepaid customer base. As a result, Globul’s total customer base at the end of Q4’10 exceeded 3.9 million.

Service revenues declined by 8% in Q4’10, mainly as a result of tough economic conditions,  intense competition in the business postpaid segment, as well as lower interconnection rates imposed by the regulator. EBITDA increased by 3.6% as a result of substantial cost-containment efforts, which brought operating expenses down by 6.6%.

MOBILE OPERATIONS, ROMANIA

As of the end of Q4’10, Cosmote’s total customer base in Romania reached 6.9 million (including Zapp), of which 21.9% was postpaid. The 3.0% drop in service revenues  is mainly attributable to the adverse economic conditions combined with very aggressive offers in the prepaid segment.

EBITDA more than tripled compared to the same quarter last year, reflecting significant operating improvements following the successful integration of Zapp.

4. EVENTS OF THE QUARTER

Michael Tsamaz assumes the position of Chairman and CEO of OTE

On November 3, the Board of Directors of OTE appointed Michael Tsamaz as Chairman and CEO of OTE.

NEW CEO AT AMC

On December 6, Dimitris Blatsios was appointed CEO of AMC, Cosmote’s subsidiary in Albania. Prior to joining AMC, he was Executive Chief Commercial Officer in Globul and General Manager in Germanos Romania.

OTE HOLDS EXTRAORDINARY SHAREHOLDERS MEETING

On December 23, OTE held its Extraordinary General Assembly of Shareholders, with over 67% of shareholders present or represented. Shareholders approved the termination of the contract between OTE and its former Chairman and CEO, as well as the terms of the contract of Mr. Michael Tsamaz, new Chairman and CEO.

5. SUBSEQUENT EVENTS

COO DEPARTURE

On January 14, OTE announced the departure of Mr. Iordanis Aivazis, who held the position of Chief Operating Officer of OTE since May 2007.

NEW POSITION OF OTE GROUP LEGAL COUNSEL

On January 19, Irini Nikolaidi assumed the new position of OTE Group Legal Counsel-Executive Director of Legal and Regulatory Affairs of OTE Group.

OTE TAKES AN ADDITIONAL CHARGE OF €129.8 MN RELATED TO ITS 2005-06 VRS

On January 31, OTE announced that it has been notified by the Ministry of Labor and Social Insurance of the results of actuarial studies estimating additional financial burden of the Pension Funds incurred as a result of OTE’s voluntary retirement programs of 2005-06. Pursuant to these actuarial studies, a charge of €129.8mn was taken in the OTE income statements of the year 2010. OTE has filed in May 2010 an appeal for the annulment of the Ministerial Decision. The procedure is pending before the competent administrative courts.

DISSOLUTION AND LIQUIDATION OF OTE PROPERTIES REIC

On  February 9, OTE announced the decision to dissolve its subsidiary OTE Properties REIC.

OTE SIGNS €900MN SYNDICATED REVOLVING CREDIT FACILITY AND COMPLETES REFINANCING

On  February 10, OTE announced that it had signed an agreement for a €900mn Revolving Credit Ordinary Bond Loan facility with a consortium of 16 Greek and international banks. OTE has drawn an amount of €600mn, the balance of €300mn being maintained as available undrawn backstop line. On February 14, OTE used the above mentioned €600mn, a backstop facility of €332mn together with available cash, to repay a maturing bond issue which had an outstanding balance of approximately €1.4bn.

MANAGEMENT CHANGES

On  February 16, OTE announced a series of wide ranging management changes aimed at strengthening its organization and enhancing its functioning as an integrated Group.

6. OUTLOOK

In 2011, OTE management expects that its revenues will once again be impacted by unfavorable economic conditions in all countries in which it operates and by the regulatory framework in Greece. Management will intensify efforts aimed at containing revenue erosion, preserving its profitability and cash flow generation, and accelerating the transformation of its organization.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

OTE shares are listed on the Athens Stock Exchange, and the London Stock Exchange (in the form of GDRs). Following their delisting from NYSE in September 2010, the company’s ADRs trade in the US OTC market. OTE’s American Depositary Receipts (ADR’s) represent ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2009 filed with the SEC on June 7, 2010. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of December 31, 2010 and December 31, 2009

II.

Consolidated Income Statements for the three months and the year ended December 31, 2010 and 2009

III.

Consolidated Statement of Cash Flows for the four quarters of 2010 and the 4th quarter of 2009

IV.

Group Revenues for the three months and the year ended December 31, 2010 and 2009

V.

Segment Reporting based on the Company’s legal structure (Including mapping of reclassifications)

VI.

Mobile Operations

VII.

Operational Highlights

VIII.

EBITDA and Pro Forma EBITDA calculation

IX.

Change in accounting policy - Reclassifications

EXHIBIT I – CONSOLIDATED BALANCE SHEET

	Dec 31, 2010	Dec 31, 2009*
ASSETS
Non - current assets:
Property, plant and equipment
5,061.9
5,596.2
Goodwill	572.4	577.4
Telecommunication licenses	331.9	365.0
Intangible assets	455.5	523.5
Investments	156.5	157.0
Loans and advances to pension funds	126.2	154.5
Deferred tax assets	260.4	278.7
Other non-current assets	154.7	127.3
Total non - current assets:	7,119.5	7,779.6
Current assets:
Inventories	160.8	229.1
Trade receivables	1,010.8	1,153.0
Other financial assets	12.5	35.4
Other current assets	229.9	255.6
Cash and cash equivalents	1,004.3	868.8
Total current assets	2,418.3	2,541.9

TOTAL ASSETS	9,537.8	10,321.5

* Adjusted due to change in accounting policy and due to finalization of PPA of Zapp

	Dec 31, 2010	Dec 31, 2009*
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Share premium	510.6	505.1
Statutory reserve	347.2	344.1
Foreign exchange and other reserves	(147.3)	(162.0)
Consolidation reserve	(3,321.5)	(3,321.5)
Retained earnings	2,539.1	2,589.2
	1,099.6	1,126.4
Non-controlling interests	553.0	757.7
Total equity	1,652.6	1,884.1
Non – current liabilities:
Long-term borrowings	3,211.4	5,385.7
Provision for staff retirement indemnities	306.6	316.8
Provision for voluntary leave scheme	29.9	109.9
Provision for Youth account	301.4	361.9
Deferred tax liabilities	66.3	117.9
Other non – current liabilities	43.5	66.9
Total non – current liabilities	3,959.1	6,359.1
Current liabilities:
Trade accounts payable	695.2	813.2
Short-term borrowings	5.6	3.3
Short-term portion of long-term borrowings	2,082.8	32.9
Income tax payable	70.9	133.2
Deferred revenue	249.0	256.6
Provision for voluntary leave scheme	189.4	149.0
Dividends payable	2.3	4.2
Other current liabilities	630.9	685.9
Total current liabilities	3,926.1	2,078.3

Total liabilities	7,885.2	8,437.4

TOTAL EQUITY AND LIABILITIES	9,537.8	10,321.5

* Adjusted due to change in accounting policy and due to finalization of PPA of Zapp

Movement in OTE Group Shareholders’ equity

12M 2010

Shareholders' equity, January 1	1884.1
Profit for the period	(139.0)
Dividends declared	(105.7)
Other movements	13.2

Shareholders' equity, December 31	1,652.6

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

(€ mn)	Q4’10	Q4’09*	% Change	12M’10	12M’09*	% Change
Total Revenues	1,330.4	1,518.4	-12.4%	5,482.8	5,958.9	-8.0%
Other income/ expenses net	2.3	7.9	-70.9%	37.0	27.9	+32.6%

Operating Expenses:
Payroll and employee benefits	(271.1)	(306.2)	-11.5%	(1,128.3)	(1,190.8)	-5.2%
Provision for staff retirement indemnities and youth account	1.4	(20.2)	-	(38.8)	(53.4)	-27.3%
Cost of early retirement programs	(135.3)	(3.5)		(171.5)	30.3	-
Charges from international operators	(44.9)	(47.2)	-4.9%	(190.3)	(184.0)	+3.4%
Charges from domestic telephony operators	(102.2)	(126.4)	-19.1%	(414.6)	(516.3)	-19.7%
Depreciation, amortization & impairment	(535.2)	(315.1)	+69.9%	(1,363.0)	(1,155.3)	+18.0%
Cost of telecommunications equipment	(118.7)	(135.0)	-12.1%	(447.3)	(475.1)	-5.9%
Other operating expenses	(350.9)	(376.7)	-6.8%	(1,381.1)	(1,399.2)	-1.3%
Total Operating Expenses	(1,556.9)	(1,330.3)	+17.0%	(5,134.9)	(4,943.8)	+3.9%

Operating income before financial results	(224.2)	196.0		384.9	1,043.0	-63.1%

Financial results:
Interest income	5.6	10.8	-48.1%	25.7	61.6	-58.3%
Interest expense	(68.9)	(79.2)	-13.0%	(308.2)	(358.0)	-13.9%
FX gain/(loss), net	(6.5)	5.2	-	(12.1)	10.2	-
Dividend income	5.2	0.0	-	14.2	9.6	+47.9%
Gain/(losses) from investments-impairments	(1.6)	0.2	-	(4.6)	23.6	-
	(66.2)	(63.0)	+5.1%	(285.0)	(253.0)	+12.6%

Profit before income taxes	(290.4)	133.0	-	99.9	790.0	-87.4%

Income taxes	52.2	(175.6)	-	(238.9)	(382.4)	-37.5%

Profit for the period	(238.2)	(42.6)		(139.0)	407.6	-

Attributable to:
Owners of the parent	(91.7)	(29.0)	-	39.6	410.9	-90.4%
Non-controlling interests	(146.5)	(13.6)	-	(178.6)	(3.3)	-
	(238.2)	(42.6)	-	(139.0)	407.6	-

* Certain reclassifications have been made for presentation purposes (See Exhibit IX)

EXHIBIT III – CONSOLIDATED STATEMENT OF CASH FLOWS

(€ mn)	Q1’10	Q2’10	Q3’10	Q4’10	Q4’09
Cash Flows from Operating Activities:
Profit before taxes	141.2	79.5	169.6	(290.4)	133.0
Adjustments to reconcile to net cash provided by operating activities:
Depreciation, amortization & impairment	276.9	284.8	266.1	535.2	315.1
Share-based payment	1.3	1.6	1.7	0.9	1.7
Cost of early retirement program	37.2	(4.4)	3.4	135.3	3.5
Provision for staff retirement indemnities and youth account	12.7	13.9	13.6	(1.4)	20.2
Provisions for doubtful accounts	32.4	36.1	34.4	22.7	25.9
Other provisions	0.0	(4.2)	(0.1)	0.9	0.0
Foreign exchange differences, net	(3.0)	13.2	(4.6)	6.5	(5.2)
Interest income	(9.4)	(5.2)	(5.5)	(5.6)	(10.8)
Dividend income, gains/(losses) and impairment of investments	0.0	(6.2)	0.2	(3.6)	(0.2)
Release of EDEKT fund prepayment	8.8	8.8	8.8	8.8	8.8
Interest expense	73.0	97.1	69.2	68.9	79.2

Working capital adjustments
Decrease/(increase) in inventories	9.8	13.8	18.3	26.4	(2.8)
Decrease/(increase) in accounts receivable	(6.5)	(39.3)	(6.9)	85.6	11.8
(Decrease)/increase in liabilities (excl. bank liabilities)	(79.4)	(24.2)	(82.6)	(26.1)	5.9
Minus:
Payment of early retirement programs	(31.7)	(104.2)	(39.3)	(29.8)	(34.8)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(18.6)	(28.2)	(20.4)	(18.2)	(17.3)
Interest and related expenses paid	(118.5)	(45.3)	(61.0)	(31.2)	(28.2)
Income taxes paid	(123.3)	(112.5)	(64.7)	(52.7)	(101.3)
Net Cash provided by Operating Activities	202.9	175.1	300.2	432.2	404.5

Cash Flows from Investing Activities:
Acquisition of minority interest and participation in subsidiaries' share capital increase	0.0	(7.9)	0.0	0.0	0.0
Acquisition of subsidiary net of cash acquired	0.0	(1.7)	(0.1)	(0.2)	(197.8)
Purchase of financial assets	(10.5)	(42.3)	(19.1)	2.1	(6.5)
Sale/maturity of financial assets	2.0	34.5	43.6	3.9	8.0
Repayments of loans receivables	2.4	2.5	2.4	2.4	2.4
Loans granted	0.0	(19.3)	(10.7)	0.0	0.0
Purchase of property, plant and equipment and intangible assets	(191.3)	(206.7)	(169.3)	(183.8)	(253.2)
Proceeds from disposal of subsidiaries	0.0	0.0	0.0	0.0	(1.0)
Interest received	5.7	2.9	5.6	9.3	21.8
Dividends received	0.0	0.0	3.5	6.6	3.2
Settlements of other current liabilities	0.0	0.0	0.0	0.0	(168.5)
Net Cash used in Investing Activities	(191.7)	(238.0)	(144.1)	(159.7)	(591.6)

Cash Flows from Financing Activities:
Proceeds from loans granted and issued	0.0	2.6	0.0	(0.3)	(24.4)
Repayment of loans	(0.3)	(59.4)	(31.6)	(48.4)	(555.1)
Dividends paid to Company's owners	(1.2)	(0.8)	(86.5)	0.0	0.0
Dividends paid to non-controlling interests	0.0	0.0	0.0	(12.6)	0.0
Net Cash provided by/(used in) Financing Activities	(1.5)	(57.6)	(118.1)	(61.3)	(579.5)

Net Increase in Cash and Cash Equivalents	9.7	(120.5)	38.0	211.2	(766.6)
Cash and Cash equivalents at beginning of period	868.8	878.5	761.1	794.9	1,636.1
Net foreign exchange differences	0.0	3.1	(4.2)	(1.8)	(0.7)
Cash and Cash Equivalents at end of period	878.5	761.1	794.9	1,004.3	868.8

EXHIBIT IV – GROUP REVENUES

(€ mn)	Q4’10	Q4’09	%Change	12M’10	12M’09	%Change
Domestic Telephony:
Basic monthly rentals	178.0	205.5	-13.4%	751.2	845.9	-11.2%
Local and long distance calls
-Fixed to fixed	95.2	121.3	-21.5%	401.9	461.9	-13.0%
-Fixed to mobile	39.2	58.1	-32.5%	170.9	249.5	-31.5%
	134.4	179.4	-25.1%	572.8	711.4	-19.5%
Other	16.9	15.1	+11.9%	70.1	62.3	+12.5%
Total Domestic Telephony	329.3	400.0	-17.7%	1,394.1	1,619.6	-13.9%

International Telephony:
International traffic	18.1	22.5	-19.6%	70.9	84.9	-16.5%
Payments from mobile operators	9.1	12.3	-26.0%	40.0	52.9	-24.4%
	27.2	34.8	-21.8%	110.9	137.8	-19.5%
Payments from International operators	19.1	26.1	-26.8%	89.2	113.3	-21.3%
Total International Telephony	46.3	60.9	-24.0%	200.1	251.1	-20.3%

Mobile Telephony	519.2	597.5	-13.1%	2,202.4	2,396.2	-8.1%

Other Revenues:
Prepaid cards	5.7	8.7	-34.5%	24.2	37.3	-35.1%
Leased lines and data communications	71.7	77.6	-7.6%	295.5	319.4	-7.5%
ISDN, connection & monthly charges	31.6	34.3	-7.9%	130.8	141.7	-7.7%
Sales of telecommunication equipment	110.6	117.8	-6.1%	412.0	438.0	-5.9%
Internet services-ADSL	77.7	76.4	+1.7%	311.6	297.7	+4.7%
Metroethernet & IP CORE	11.1	10.3	+7.8%	42.5	31.9	+33.2%
Services rendered	36.6	46.3	-21.0%	124.9	116.4	+7.3%
Collocation & LLU's	44.1	33.6	+31.3%	170.5	122.1	+39.6%
Interconnection charges	18.8	22.6	-16.8%	80.2	88.9	-9.8%
Miscellaneous	27.7	32.4	-14.5%	94.0	98.6	-4.7%
Total Other Revenues	435.6	460.0	-5.3%	1,686.2	1,692.0	-0.3%

Total Revenues	1,330.4	1,518.4	-12.4%	5,482.8	5,958.9	-8.0%

EXHIBIT V – SEGMENT REPORTING (12M 2010)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,037.9		331.2	15.6	1,384.7
International Telephony	148.6		90.9	2.6	242.1
Mobile Telephony		2,365.3	0.0	0.0	2,365.3
Other	983.3	431.9	294.8	430.9	2,140.9
Total Revenues	2,169.8	2,797.2	716.9	449.1	6,133.0	(650.2)	5,482.8

Intersegment Revenues	(190.9)	(170.4)	(22.2)	(266.7)	(650.2)

Revenue from External Customers	1,978.9	2,626.8	694.7	182.4	5,482.8		5,482.8

Other income/ (expense), net	12.5		28.3	2.6	43.4	(6.4)	37.0

Operating Expenses:
Payroll and employee benefits	(714.4)	(239.5)	(157.3)	(66.1)	(1,177.3)	10.2	(1,167.1)
Voluntary retirement costs	(144.7)	(2.6)	(24.2)		(171.5)		(171.5)
Payments to international operators	(109.7)	(36.7)	(48.7)	(133.6)	(328.7)	138.4	(190.3)
Payments to domestic telephony operators	(178.2)	(298.2)	(58.7)	(0.1)	(535.2)	120.6	(414.6)
Depreciation, amortization & impairment	(374.2)	(492.0)	(446.8)	(52.5)	(1,365.5)	2.5	(1,363.0)
Cost of equipment & prepaid cards	(78.8)	(390.3)	(33.9)	(2.1)	(505.1)	57.8	(447.3)
Other operating expenses	(440.1)	(858.0)	(267.7)	(142.5)	(1,708.3)	327.2	(1,381.1)
Total Operating Expenses	(2,040.1)	(2,317.3)	(1,037.3)	(396.9)	(5,791.6)	656.7	(5,134.9)

Operating Income	142.2	479.9	(292.1)	54.8	384.8	0.1	384.9

Pro forma* EBITDA	661.1	974.5	178.9	107.3	1,921.8	(2.4)	1,919.4
as % of Revenues	30.5%	34.8%	25.0%	23.9%	31.3%		35.0%

*Excluding impact of Voluntary Retirement Programs

EXHIBIT V – SEGMENT REPORTING (12M 2009**)

12M 2009 ADJUSTED FIGURES
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,223.4		388.8	19.1	1,631.3
International Telephony	183.3		92.5	3.2	279.0
Mobile Telephony		2,597.8	0.0	0.0	2,597.8
Other	1,005.7	438.1	301.2	394.3	2,139.3
Total Revenues	2,412.4	3,035.9	782.5	416.7	6,647.5	(688.6)	5,958.9

Intersegment Revenues	(207.6)	(192.6)	(17.4)	(271.0)	(688.6)

Revenue from External Customers	2,204.8	2,843.3	765.1	145.7	5,958.9		5,958.9

Other income/expense net	2.3	0.0	25.2	3.0	30.5	(2.6)	27.9

Operating Expenses:
Payroll and employee benefits	(763.6)	(258.8)	(164.6)	(64.1)	(1,251.1)	6.9	(1,244.2)
Voluntary retirement costs	38.9		(8.6)		30.3		30.3
Payments to international operators	(129.4)	(37.6)	(41.4)	(112.0)	(320.4)	136.4	(184.0)
Payments to domestic telephony operators	(227.6)	(367.8)	(66.3)	(0.2)	(661.9)	145.6	(516.3)
Depreciation, amortization & impairment	(424.4)	(458.3)	(227.9)	(45.5)	(1,156.1)	0.8	(1,155.3)
Cost of equipment & prepaid cards	(88.7)	(403.6)	(36.7)	(1.0)	(530.0)	54.9	(475.1)
Other operating expenses	(474.2)	(897.9)	(237.6)	(135.5)	(1,745.2)	346.0	(1,399.2)
Total Operating Expenses	(2,069.0)	(2,424.0)	(783.1)	(358.3)	(5,634.4)	690.6	(4,943.8)

Operating Income	345.7	611.9	24.6	61.4	1,043.6	(0.6)	1,043.0

Pro forma* EBITDA	731.2	1,070.2	261.1	106.9	2,169.4	(1.4)	2,168.0
as % of Revenues	30.3%	35.3%	33.4%	25.6%	32.6%		36.4%

* Excluding impact of Voluntary Retirement Programs

** Adjusted (See Exhibit IX)

EXHIBIT VI– MOBILE OPERATIONS

(€ mn)	Q4’10	Q4’09	% Change	12Μ’10	12Μ’09	% Change
Revenues:
Monthly service fees	204.5	218.1	-6.2%	840.3	830.0	+1.2%
Airtime revenues	190.4	236.8	-19.6%	840.1	982.6	-14.5%
Interconnection revenues	102.6	125.0	-17.9%	426.2	520.2	-18.1%
Roaming revenues	5.5	6.9	-20.5%	42.1	45.9	-8.3%
SMS revenues and other services	55.2	56.8	-3.0%	216.7	219.1	-1.1%
Sales of handsets and accessories	105.5	118.2	-10.7%	395.4	403.1	-1.9%
Commission revenues	1.1	0.7	+57.3%	2.2	3.2	-31.3%
Οther operating revenues	12.0	12.3	-2.0%	34.2	31.8	+7.5%
Total Revenues	676.8	774.8	-12.7%	2,797.2	3,035.9	-7.9%
Revenues from telecommunication services	558.2	643.7	-13.3%	2,365.4	2,597.8	-8.9%

Operating Expenses:
Interconnection	(78.7)	(98.3)	-19.9%	(334.9)	(405.4)	-17.4%
Cost of goods	(94.5)	(122.9)	-23.1%	(381.6)	(403.1)	-5.3%
Payroll	(58.0)	(69.2)	-16.3%	(244.7)	(260.7)	-6.1%
Network operating costs	(51.5)	(59.3)	-13.2%	(215.7)	(220.3)	-2.1%
Distribution & sales	(86.3)	(85.1)	+1.5%	(318.2)	(346.1)	-8.0%
Marketing & Customer care	(27.9)	(51.2)	-45.6%	(161.8)	(191.1)	-15.3%
General & administrative	(26.5)	(22.5)	+17.8%	(103.5)	(94.6)	+9.4%
Provision for doubtful accounts**	(18.4)	(20.2)	-8.8%	(64.8)	(44.0)	+47.3%
Depreciation	(122.7)	(122.0)	+0.6%	(492.0)	(458.3)	+7.4%
Total Operating Expenses	(564.5)	(650.7)	-13.3%	(2,317.1)	(2,423.6)	-4.4%

Operating Income (EBIT)	112.3	124.1	-9.5%	480.0	612.3	-21.6%

EBITDA	235.0	246.1	-4.5%	972.0	1,070.6	-9.2%
as % of Revenues	34.7%	31.8%	+2.9pp	34.7%	35.3%	-0.6pp
Pro forma* EBITDA	235.0	246.1	-4.5%	974.6	1,070.6	-9.0%
as % of Revenues	34.7%	31.8%	+2.9pp	34.8%	35.3%	-0.5pp

*Excluding impact of Voluntary Retirement Programs

** In Q3’09 Globul sold €8mn of doubtful receivables, thereby reducing the provisions of the quarter by that amount

EXHIBIT VII –OPERATIONAL HIGHLIGHTS

	31 Dec 10	31 Dec 09	% Change
Fixed Line Operations, Greece
PSTN connections	3,378,086	3,787,132	-10.8%
ISDN connections (BRA & PRA)	478,708	523,046	-8.5%
ISDN (64kb equiv.channels)*	1,104,668	1,205,048	-8.3%
Total PSTN & ISDN connections	3,856,794	4,310,178	-10.5%
Wholesale line rental connections	71,883	42,405	69.5%
Total PSTN & ISDN channels	4,482,754	4,992,180	-10.2%

ADSL subscribers	1,154,322	1,123,764	2.7%
ADSL active subscribers (new reporting)**	1,149,162	1,112,778	3.3%
IPTV Subscribers	50,038	16,075	211.3%
Unbundled local loops	1,414,203	1,020,167	38.6%
Unbundled local loops (new reporting)***	1,379,748	987,301	39.7%
Employees	10,925	11,369	-3.9%
* Each ISDN BRA connection consists of 2×64Kbps channels, while each ISDN PRA connection, consists of 30×64Kbps channels
** OTE ADSL active subscribers (excluding subscriptions sold but not activated yet)
*** Active ULL (excluding ULL pending activation)

Fixed Line Operations, Romania
Fixed Telephony connections	2,603,983	2,764,234	-5.8%
ADSL subscribers	1,013,445	824,066	23.0%
TV subscribers (DTH & IPTV)	1,053,627	911,040	15.7%
Employees	9,180	10,017	-8.4%
Mobile Operations
Mobile subscribers, Greece	7,993,492	9,217,507	-13.3%
Mobile subscribers, Albania	2,022,541	1,908,987	5.9%
Mobile subscribers, Bulgaria	3,919,767	3,902,272	0.4%
Mobile subscribers Romania	6,849,468	7,280,375	-5.9%
of which Zapp	263,734	359,559	-26.7%
Employees	9,137	9,652	-5.3%

EXHIBIT VIII –EBITDA AND PRO-FORMA EBITDA CALCULATION

EBITDA and pro forma EBITDA, as defined by OTE, are financial measures that help OTE to evaluate its core business operating results, before investing and financing activities, and before the effect of depreciation and amortization and to compare the performance of OTE and its subsidiaries with that of its peer group, which mainly consists of other European incumbent telecommunications operators. The following table provides a reconciliation of profit/loss for the year attributable to shareholders of the parent to EBITDA and pro forma EBITDA. Please note that according to the OTE structure of accounts, EBITDA and pro forma EBITDA as defined above are equivalent to items previously reported by OTE as OIBDA and pro forma OIBDA.

(€ mn)	Q4’10	Q4’09	% Change
Profit/loss for the year attributable to shareholders of the parent	-91.7	-29.0	216.2%
Plus:
Depreciation and amortization	535.2	315.1	+69.9%
Total loss from financial activities*	66.2	63.0	+5.1%
Income taxes	-52.2	175.6	-
Minority interest	-146.5	-13.6	+977.2%
Operating income before depreciation and amortization	311.0	511.1	-39.2%
Adjustments:
Cost of early retirement programs	135.3	3.5	+3765.7%
Adjusted operating income before depreciation and amortization	446.3	514.6	-13.3%

*Total profit/(loss) from financial activities includes interest expense, interest income, foreign exchange differences, write down of investments, gains/(loss) from sale of investments and dividend income.

EXHIBIT IX –CHANGE IN ACCOUNTING POLICY–RECLASSIFICATIONS

Effective January 1, 2010, OTE changed its accounting policy concerning provisions for pensions and other employee benefits and adopted the third option available under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly in equity. This step is a voluntary change in accounting policies (IAS 8.14). OTE believes that fully recognizing actuarial gains and losses when they occur, results in a better presentation of the financial position, since hidden reserves and liabilities are realized and the financial statements thus provide more relevant information. The corresponding prior-year comparatives have been adjusted accordingly.

In addition, interest cost arising from the benefit plans will be classified in “Interest expense” rather than in “provision for staff retirement indemnities and youth account”, as inclusion in finance costs better reflects the nature of that component of pension cost.

The impact of the change in accounting policies on profit after income taxes, shareholders equity, and provisions for pensions in prior years is detailed in OTE IFRS Report, in Note 32. Furthermore, certain reclassifications have been made for presentation purposes. For further details please see Note 32 of OTE IFRS report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: February 25,  2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER